EXHIBIT 99.1

Unaudited Condensed Attributed Financial Information for Hughes Retail Group

On March 1, 2014, EchoStar Corporation (the terms “we,” “us,” “EchoStar,” and “our” refer to EchoStar Corporation and its subsidiaries) issued shares of its newly authorized Hughes Retail Preferred Tracking Stock (the “EchoStar Tracking Stock”) and Hughes Satellite Systems Corporation (“HSS”), a subsidiary of EchoStar, also issued shares of its newly authorized Hughes Retail Preferred Tracking Stock (the “HSS Tracking Stock” and together with the EchoStar Tracking Stock, the “Tracking Stock”) to certain subsidiaries of DISH Network Corporation.

The Tracking Stock is intended to reflect the separate performance of the Hughes Retail Group, which is comprised primarily of our business of providing satellite broadband internet services to residential retail subscribers, including the assets and liabilities primarily associated with the operation of the business; and the business operations, revenue, billings, operating and other direct and indirect support activities to provide services to the business and Hughes retail subscribers.  The Hughes Retail Group also includes any proceeds associated with a sale or transfer of the Hughes Retail Group or any assets of the Hughes Retail Group, and any other assets acquired by or for the account of the Hughes Retail Group or otherwise attributed, contributed, allocated or transferred to the Hughes Retail Group from time to time.  The EchoStar Group is comprised of all existing and future businesses of EchoStar and its subsidiaries, excluding the Hughes Retail Group.

Holders of the Tracking Stock and our common stock are holders of capital stock of the issuer (EchoStar or HSS) and are subject to risks associated with an investment in the issuer and all of its businesses, assets and liabilities.  The issuance of the Tracking Stock does not affect the rights of our creditors or the creditors of our subsidiaries.

Notwithstanding the following attribution of assets, liabilities, revenue, expenses and cash flows to the Hughes Retail Group and the EchoStar Group, our tracking stock structure does not affect the ownership of or the legal title to our assets or responsibility for our liabilities.

The accompanying condensed attributed financial information as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 are unaudited.  The Company’s management is solely responsible for this financial information and believes that it has been prepared in conformity with accounting principles generally accepted in the United States.

The following tables present our consolidated assets and liabilities as of December 31, 2015 and 2014 and our consolidated revenue, expenses and cash flows for the years ended December 31, 2015, 2014 and 2013.  The tables further present our assets, liabilities, revenue, expenses and cash flows that are attributed to the Hughes Retail Group as if that business and its assets had been attributed to that group at the beginning of each period.  As a result of our Policy Statement adopted as of March 1, 2014, we used different attribution methods for certain items in periods prior to March 1, 2014.  Therefore, the attributed financial position, results of operations and cash flows of the Hughes Retail Group and all other operations are not directly comparable to the corresponding attributed financial information for periods after March 1, 2014.  The financial information in this Exhibit should be read in conjunction with our consolidated financial statements for the period ended December 31, 2015 included in our Annual Report on Form 10-K.

CONDENSED ATTRIBUTED BALANCE SHEETS

(In thousands)

(Unaudited)

	Attributed				Attributed
	As of December 31, 2015				As of December 31, 2014
	Hughes				Hughes
	Retail	EchoStar	Inter-Group	EchoStar	Retail	EchoStar	Inter-Group	EchoStar
	Group	Group	Eliminations	Consolidated	Group	Group	Eliminations	Consolidated
Assets
Current Assets:
Cash, cash equivalents and marketable investment securities	$—	$1,536,578	$—	$1,536,578	$—	$1,688,156	$—	$1,688,156
Trade accounts receivable, net	27,094	152,146	—	179,240	29,086	134,146	—	163,232
Trade accounts receivable - DISH Network, net	—	277,159	—	277,159	—	251,669	—	251,669
Inventory	6,699	61,878	(1,567)	67,010	8,282	56,580	(1,899)	62,963
Prepaid expenses	990	55,959	—	56,949	592	66,572	—	67,164
Deferred tax assets	—	—	—	—	4,982	82,226	—	87,208
Inter-group advances	—	30,398	(30,398)	—	—	27,449	(27,449)	—
Other current assets	—	16,723	—	16,723	—	7,699	—	7,699
Total current assets	34,783	2,130,841	(31,965)	2,133,659	42,942	2,314,497	(29,348)	2,328,091
Noncurrent Assets:
Restricted cash and marketable investment securities	—	21,002	—	21,002	—	18,945	—	18,945
Property and equipment, net	162,497	3,266,315	(15,822)	3,412,990	166,145	3,037,002	(8,354)	3,194,793
Regulatory authorizations, net	—	543,812	—	543,812	—	568,378	—	568,378
Goodwill	260,000	250,630	—	510,630	260,000	250,630	—	510,630
Other intangible assets, net	31,488	101,165	—	132,653	51,088	144,574	—	195,662
Economic interest in Hughes Retail Group	—	89,140	(89,140)	—	—	93,126	(93,126)	—
Investments in unconsolidated entities	—	209,264	—	209,264	—	159,962	—	159,962
Other receivable - DISH Network	—	90,966	—	90,966	—	90,241	—	90,241
Deferred tax assets	19,685	4,041	(19,685)	4,041	—	1,317	—	1,317
Other noncurrent assets, net	35,277	147,135	(667)	181,745	40,997	145,629	(647)	185,979
Total noncurrent assets	508,947	4,723,470	(125,314)	5,107,103	518,230	4,509,804	(102,127)	4,925,907
Total assets	$543,730	$6,854,311	$(157,279)	$7,240,762	$561,172	$6,824,301	$(131,475)	$7,253,998
Liabilities and Stockholders’ Equity
Current Liabilities:
Trade accounts payable	$12,023	$201,648	$—	$213,671	$12,613	$175,669	$—	$188,282
Trade accounts payable - DISH Network	—	24,682	—	24,682	—	32,474	—	32,474
Current portion of long-term debt and capital lease obligations	—	35,698	—	35,698	—	41,912	—	41,912
Deferred revenue and prepayments	26,636	35,245	—	61,881	26,504	45,204	—	71,708
Accrued compensation	—	29,767	—	29,767	—	32,117	—	32,117
Accrued royalties	—	22,531	—	22,531	—	27,590	—	27,590
Inter-group advances	30,398	—	(30,398)	—	27,449	—	(27,449)	—
Accrued expenses and other	26,399	112,202	—	138,601	15,167	108,483	—	123,650
Total current liabilities	95,456	461,773	(30,398)	526,831	81,733	463,449	(27,449)	517,733
Noncurrent Liabilities:
Long-term debt and capital lease obligations, net of current portion	—	2,187,943	—	2,187,943	—	2,325,775	—	2,325,775
Deferred tax liabilities	—	670,077	(19,685)	650,392	9,457	670,067	—	679,524
Other noncurrent liabilities	2,576	91,378	—	93,954	4,351	102,977	—	107,328
Total noncurrent liabilities	2,576	2,949,398	(19,685)	2,932,289	13,808	3,098,819	—	3,112,627
Total liabilities	98,032	3,411,171	(50,083)	3,459,120	95,541	3,562,268	(27,449)	3,630,360

Stockholders’ Equity:
Equity/Attributed net assets (liabilities)	445,698	3,356,976	(107,196)	3,695,478	465,631	3,171,563	(104,026)	3,533,168
Noncontrolling interest in HSS Tracking Stock	—	74,854	—	74,854	—	80,457	—	80,457
Other noncontrolling interests	—	11,310	—	11,310	—	10,013	—	10,013
Equity/Attributed net assets (liabilities)	445,698	3,443,140	(107,196)	3,781,642	465,631	3,262,033	(104,026)	3,623,638
Total liabilities and equity/attributed net assets (liabilities)	$543,730	$6,854,311	$(157,279)	$7,240,762	$561,172	$6,824,301	$(131,475)	$7,253,998

CONDENSED ATTRIBUTED STATEMENTS OF OPERATIONS

(In thousands)

(Unaudited)

	Attributed				Attributed				Attributed
	For the Year Ended December 31, 2015				For the Year Ended December 31, 2014				For the Year Ended December 31, 2013
	Hughes				Hughes				Hughes
	Retail	EchoStar	Inter-Group	EchoStar	Retail	EchoStar	Inter-Group	EchoStar	Retail	EchoStar	Inter-Group	EchoStar
	Group	Group	Eliminations	Consolidated	Group	Group	Eliminations	Consolidated	Group	Group	Eliminations	Consolidated
Revenue:
Services and equipment revenue - other	$613,708	$1,176,958	$(328,437)	$1,462,229	$562,495	$1,173,878	$(265,386)	$1,470,987	$505,989	$844,828	$—	$1,350,817
Services and equipment revenue - DISH Network	—	1,681,485	—	1,681,485	—	1,974,591	—	1,974,591	—	1,931,635	—	1,931,635
Total revenue	613,708	2,858,443	(328,437)	3,143,714	562,495	3,148,469	(265,386)	3,445,578	505,989	2,776,463	—	3,282,452
Costs and Expenses:
Cost of sales (exclusive of depreciation and amortization)	360,947	1,759,600	(315,827)	1,804,720	320,127	2,060,922	(253,133)	2,127,916	251,634	1,955,264	—	2,206,898
Selling, general and administrative expenses	146,163	227,953	—	374,116	143,987	228,023	—	372,010	131,115	227,384	—	358,499
Research and development expenses	—	78,287	—	78,287	878	60,008	—	60,886	7,338	60,604	—	67,942
Depreciation and amortization	139,443	394,169	(5,454)	528,158	134,952	423,076	(1,352)	556,676	122,259	384,852	—	507,111
Impairment of long-lived assets	—	2,400	—	2,400	—	—	—	—	—	38,415	—	38,415
Total costs and expenses	646,553	2,462,409	(321,281)	2,787,681	599,944	2,772,029	(254,485)	3,117,488	512,346	2,666,519	—	3,178,865
Operating income (loss)	(32,845)	396,034	(7,156)	356,033	(37,449)	376,440	(10,901)	328,090	(6,357)	109,944	—	103,587

Other Income (Expense):
Interest income	—	10,582	(153)	10,429	1	9,147	(46)	9,102	—	14,656	—	14,656
Interest expense, net of amounts capitalized	(153)	(122,066)	153	(122,066)	(45)	(171,350)	46	(171,349)	—	(192,554)	—	(192,554)
Loss from partial redemption of debt	—	(5,044)	—	(5,044)	—	—	—	—	—	—	—	—
Gains (losses) and other-than-temporary impairment on marketable investment securities, net	—	(17,669)	—	(17,669)	—	41	—	41	—	38,341	—	38,341
Economic interest in earnings (loss) of Hughes Retail Group	—	(3,987)	3,987	—	—	(3,549)	3,549	—	—	(3,841)	3,841	—
Other, net	—	(111)	—	(111)	—	12,449	—	12,449	—	1,934	—	1,934
Total other income (expense), net	(153)	(138,295)	3,987	(134,461)	(44)	(153,262)	3,549	(149,757)	—	(141,464)	3,841	(137,623)
Income (loss) before income taxes	(32,998)	257,739	(3,169)	221,572	(37,493)	223,178	(7,352)	178,333	(6,357)	(31,520)	3,841	(34,036)
Income tax benefit (provision), net	13,065	(85,266)	—	(72,201)	14,836	(45,620)	—	(30,784)	2,516	34,921	—	37,437
Net income (loss)	(19,933)	172,473	(3,169)	149,371	(22,657)	177,558	(7,352)	147,549	(3,841)	3,401	3,841	3,401
Less: Net loss attributable to noncontrolling interests in HSS Tracking Stock	—	(5,603)	—	(5,603)	—	(6,714)	—	(6,714)	—	—	—	—
Less: Net income attributable to noncontrolling interests	—	1,617	—	1,617	—	1,389	—	1,389	—	876	—	876
Net income (loss) attributable to EchoStar	$(19,933)	$176,459	$(3,169)	$153,357	$(22,657)	$182,883	$(7,352)	$152,874	$(3,841)	$2,525	$3,841	$2,525

CONDENSED ATTRIBUTED STATEMENTS OF CASH FLOWS

(In thousands)

(Unaudited)

	Attributed				Attributed				Attributed
	For the Year Ended December 31, 2015				For the Year Ended December 31, 2014				For the Year Ended December 31, 2013
	Hughes				Hughes				Hughes
	Retail	EchoStar	Inter-Group	EchoStar	Retail	EchoStar	Inter-Group	EchoStar	Retail	EchoStar	Inter-Group	EchoStar
	Group	Group	Eliminations	Consolidated	Group	Group	Eliminations	Consolidated	Group	Group	Eliminations	Consolidated

Cash Flows from Operating Activities:
Net income (loss)	$(19,933)	$172,473	$(3,169)	$149,371	$(22,657)	$177,558	$(7,352)	$147,549	$(3,841)	$3,401	$3,841	$3,401
Adjustments to reconcile net income (loss) to net cash flows from operating activities:
Depreciation and amortization	139,443	394,169	(5,454)	528,158	134,952	423,076	(1,352)	556,676	122,259	384,852	—	507,111
Equity in losses (earnings) of unconsolidated affiliates, net	—	(1,895)	—	(1,895)	—	(8,198)	—	(8,198)	—	5,024	—	5,024
Loss from partial redemption of debt	—	5,044	—	5,044	—	—	—	—	—	—	—	—
Economic interest in loss (earnings) of Hughes Retail Group	—	3,987	(3,987)	—	—	3,549	(3,549)	—	—	3,841	(3,841)	—
Losses (gains) and other-than-temporary impairment on marketable investment securities, net	—	17,669	—	17,669	—	(41)	—	(41)	—	(38,341)	—	(38,341)
Impairment of long-lived assets	—	2,400	—	2,400	—	—	—	—	—	38,415	—	38,415
Stock-based compensation	—	21,839	—	21,839	—	14,683	—	14,683	—	18,353	—	18,353
Deferred tax provision (benefit)	(24,162)	80,294	—	56,132	(31,607)	63,349	—	31,742	(10,801)	(24,979)	—	(35,780)
Changes in current assets and current liabilities, net	13,951	(45,056)	(331)	(31,436)	18,996	56,352	1,899	77,247	1,185	(27,308)	—	(26,123)
Changes in noncurrent assets and noncurrent liabilities, net	3,946	(2,350)	20	1,616	(687)	(8,265)	647	(8,305)	(20,874)	(20,776)	—	(41,650)
Other, net	—	27,553	—	27,553	—	28,778	—	28,778	—	20,097	—	20,097
Net cash flows from operating activities	113,245	676,127	(12,921)	776,451	98,997	750,841	(9,707)	840,131	87,928	362,579	—	450,507
Cash Flows from Investing Activities:
Purchases of marketable investment securities	—	(536,430)	—	(536,430)	—	(1,523,514)	—	(1,523,514)	—	(1,080,437)	—	(1,080,437)
Sales and maturities of marketable investment securities	—	1,057,034	—	1,057,034	—	1,353,157	—	1,353,157	—	912,030	—	912,030
Purchases of property and equipment	(116,194)	(705,997)	12,921	(809,270)	(125,882)	(563,851)	9,707	(680,026)	(120,734)	(271,139)	—	(391,873)
Refunds and other receipts related to capital expenditures	—	105,750	—	105,750	—	—	—	—	—	—	—	—
Changes in restricted cash and cash equivalents	—	(2,057)	—	(2,057)	—	(2,808)	—	(2,808)	—	12,908	—	12,908
Other noncurrent investments	—	(64,655)	—	(64,655)	—	—	—	—	—	—	—	—
Acquisition of regulatory authorization	—	(3,428)	—	(3,428)	—	—	—	—	—	(41,748)	—	(41,748)
Proceeds from asset transfer to DISH Network	—	—	—	—	—	—	—	—	—	40,398	—	40,398
Capital contribution to Sling TV Holding	—	—	—	—	—	(18,569)	—	(18,569)	—	(7,000)	—	(7,000)
Expenditures for externally marketed software	—	(22,327)	—	(22,327)	—	(22,955)	—	(22,955)	—	(17,215)	—	(17,215)
Inter-group advances	—	(2,949)	2,949	—	—	(27,449)	27,449	—	—	—	—	—
Other, net	—	72	—	72	—	7,125	—	7,125	—	2,648	—	2,648
Net cash flows from investing activities	(116,194)	(174,987)	15,870	(275,311)	(125,882)	(798,864)	37,156	(887,590)	(120,734)	(449,555)	—	(570,289)
Cash Flows from Financing Activities:
Repayment of 6 1/2% Senior Notes Due 2019 and related premium	—	(113,300)	—	(113,300)	—	—	—	—	—	—	—	—
Repayment of other long-term debt and capital lease obligations	—	(44,804)	—	(44,804)	—	(63,122)	—	(63,122)	—	(68,225)	—	(68,225)
Net proceeds from Class A common stock options exercised and stock issued under the Employee Stock Purchase Plan	—	38,729	—	38,729	—	28,857	—	28,857	—	71,247	—	71,247
Excess tax benefit from stock option exercises	—	3,929	—	3,929	—	(7,252)	—	(7,252)	—	12,663	—	12,663
Net proceeds from issuance of Tracking Stock	—	—	—	—	—	7,526	—	7,526	—	—	—	—
Inter-group advances	2,949	—	(2,949)	—	27,449	—	(27,449)	—	—	—	—	—
Inter-group equity contributions (distributions), net	—	—	—	—	(564)	564	—	—	32,806	(32,806)	—	—
Other, net	—	(4,811)	—	(4,811)	—	(1,105)	—	(1,105)	—	2,641	—	2,641
Net cash flows from financing activities	2,949	(120,257)	(2,949)	(120,257)	26,885	(34,532)	(27,449)	(35,096)	32,806	(14,480)	—	18,326
Effect of exchange rates on cash and cash equivalents	—	(5,696)	—	(5,696)	—	(2,511)	—	(2,511)	—	3,961	—	3,961
Net increase (decrease) in cash and cash equivalents	—	375,187	—	375,187	—	(85,066)	—	(85,066)	—	(97,495)	—	(97,495)
Cash and cash equivalents, beginning of period	—	549,053	—	549,053	—	634,119	—	634,119	—	731,614	—	731,614
Cash and cash equivalents, end of period	$—	$924,240	$—	$924,240	$—	$549,053	$—	$549,053	$—	$634,119	$—	$634,119

NOTES TO CONDENSED ATTRIBUTED FINANCIAL INFORMATION

(Unaudited)

Note 1.         Business Description

The Hughes Retail Group is generally comprised of our business of providing satellite broadband internet services to residential retail subscribers, including the assets and liabilities primarily associated with the operation of the business; and the business operations, revenue, billings, operating and other direct and indirect support activities to provide services to the business and Hughes retail subscribers.  The Hughes Retail Group also includes any proceeds associated with a sale or transfer of the Hughes Retail Group or any assets of the Hughes Retail Group, and any other assets acquired by or for the account of the Hughes Retail Group or otherwise attributed, contributed, allocated or transferred to the Hughes Retail Group from time to time.  The EchoStar Group consists of all other operations of EchoStar, including all existing and future businesses other than the Hughes Retail Group.  EchoStar has adopted a policy statement (the “Policy Statement”) as described in Note 2 below, which sets forth management and allocation policies for purposes of attributing all of the business and operations of EchoStar to either the Hughes Retail Group or the EchoStar Group (each as fully defined in the Policy Statement and collectively, the “Groups”).

Note 2.         Basis of Presentation

The overall objective of the attributed financial information is to present the amounts reported in EchoStar’s consolidated financial statements attributed to the Hughes Retail Group and the EchoStar Group.  The Policy Statement contains specific provisions that determine how certain assets, liabilities, revenue and expenses are attributed to the Groups, effective March 1, 2014.  The Policy Statement does not explicitly address the attribution of all amounts reported in our consolidated financial statements; accordingly, management applies judgment in attributing certain amounts based on its assessment of the activities of the Groups and the guiding principles set forth in the Policy Statement.  In addition, because the Policy Statement was not effective in periods prior to March 1, 2014, it has limited applicability to the attributed financial information for such periods.

Set forth below is an overview of the Policy Statement and additional discussion about how we have attributed amounts in our consolidated financial statements to the Groups.

Policy Statement

In accordance with the Policy Statement, all existing and future retail subscribers, including related customer contracts, are attributed to the Hughes Retail Group.  Assets and liabilities that are directly related to the Hughes Retail Group are attributed to the Hughes Retail Group, including certain accounts receivable, inventory, property and equipment, deferred subscriber acquisition costs, intangible assets and tax related assets and liabilities.  To the extent practicable, costs and expenses are attributed without markup to the Hughes Retail Group or the EchoStar Group based on specific identification.  Common or shared costs, including corporate overhead, are allocated between the Hughes Retail Group and the EchoStar Group using objective methods and criteria that reflect the relative usage of the corresponding functions or services.  Where resources are shared by the Groups and determinations based on use alone are not practicable, we use other methods and criteria that we believe are fair and result in a reasonable estimate of the costs associated with operation, utilization, and maintenance of such resources to each Group.  Such methods and criteria may include allocations based on revenue, operating costs, square footage, headcount or management estimates.  Under the documents governing the Tracking Stock, any change in our management’s allocation methodologies requires the consent of the holders of a majority of the outstanding shares of the Tracking Stock, but does not require the consent of our common stockholders.

The Hughes Retail Group utilizes broadband satellite capacity that is operated and maintained by the EchoStar Group.  The Policy Statement provides for a monthly charge to the Hughes Retail Group for its utilization of such capacity based on the number of retail subscribers and revenue per month.  In addition, the Policy Statement establishes pricing for the Hughes Retail Group purchases of customer rental equipment from the EchoStar Group based on cost plus a fixed margin percentage.  Income taxes incurred by EchoStar and its subsidiaries that include operations of the Hughes Retail Group are allocated between the EchoStar Group and the Hughes Retail Group based primarily on the relative amounts of earnings or loss attributable to each Group.

The various attributions, allocations and inter-group charges provided for in the Policy Statement generally do not affect the amounts reported in EchoStar’s consolidated financial statements, except for effects on the attribution of equity and net income or loss between the holders of Tracking Stock and EchoStar’s common stockholders.  The Policy Statement also does not significantly affect the way that the Hughes segment management assesses operating performance and allocates resources.  In addition, our chief operating decision maker reviews the Hughes Retail Group financial information only to the extent such information is included in our periodic filings with the SEC.  Therefore we do not consider the Hughes Retail Group to be a separate operating segment.

Balance Sheet Attributions

Assets attributed to the Hughes Retail Group based on specific identification consist primarily of trade accounts receivable from retail broadband subscribers, property and equipment (primarily customer rental equipment) used solely in the retail business, and deferred subscriber acquisition costs included in other noncurrent assets.  Goodwill and other intangible assets (primarily customer relationships, developed technology and trademarks), which were recognized in connection with our acquisition of Hughes Communications, Inc. in June 2011, were attributed to the Hughes Retail Group based on an analysis of information for the retail business that was available at the acquisition date.

No attribution to the Hughes Retail Group has been made for certain significant assets that it shares with the EchoStar Group, including regulatory authorizations and property and equipment (such as satellites and related terrestrial facilities), because those assets are operated and maintained by the EchoStar Group and it is not practicable to allocate the asset carrying amounts between the Groups.  However, the Hughes Retail Group has the right to use such assets and is charged for its use of such assets in accordance with the Policy Statement.

Liabilities attributed to the Hughes Retail Group based on specific identification consist primarily of customer prepayments and deferred revenue related to retail subscribers and deferred tax liabilities related to assets and liabilities that have been attributed to the Hughes Retail Group.  Except to a limited extent, it is not practicable to attribute accounts payable and accrued liabilities to the Hughes Retail Group because those amounts arise from centralized processes managed by the EchoStar Group.  The Hughes Retail Group generally incurs inter-group payables to all other operations in connection with such centralized processes.  As provided in the Policy Statement, none of our long-term debt is attributed to the Hughes Retail Group; however, interest is charged on all inter-group payables.

Revenue and Expense Attributions

The Hughes Retail Group revenue relates to services and equipment provided to retail broadband subscribers and is readily identifiable based on specific identification.

Expenses attributed to the Hughes Retail Group based on specific identification include depreciation of property and equipment and amortization of intangible assets that are attributed to the Hughes Retail Group.  Certain other operating expenses, such as compensation of employees that work exclusively in the retail business, are also attributed to the Hughes Retail Group based on specific identification.  A substantial portion of the Hughes Retail Group cost of sales is based on the specific inter-group pricing provisions of the Policy Statement, including a monthly charge per retail subscriber and charges for customer rental equipment at cost plus a fixed margin percentage.  The Hughes Retail Group operating expenses also reflect allocations of corporate overhead and other expenses incurred by EchoStar.

Cash Flow Attributions

The Hughes Retail Group participates in EchoStar’s centralized cash management system and does not maintain separate cash accounts.  Under the centralized cash management system, net advances of cash to or from the Hughes Retail Group are reflected in an inter-group receivable or payable account, which bears interest at the same rate earned by EchoStar on its cash and marketable investment securities portfolio.  There is no allocation of EchoStar’s long-term debt or related interest costs to the Hughes Retail Group.

Cash receipts from retail broadband subscribers and payments of certain expenses attributed to the Hughes Retail Group on a specific identification basis generally are reflected in the attributed statements of cash flows in the period the cash is received or paid.  It is not practicable to determine the timing of related cash disbursements under the centralized cash management system for other costs and expenses attributed to the Hughes Retail Group.  The accompanying statements of cash flows generally presents cash flows related to such transactions when they are recognized on an accrual basis in an inter-group receivable or payable account.  Periodic changes in inter-group receivables or payables generally are indicative of amounts received or paid by the EchoStar Group on behalf of the Hughes Retail Group and are reported in the accompanying attributed statements of cash flows as investing activity for the Group with a net receivable balance or as financing activity for the Group with a net payable balance.

Attributions for Periods Prior to Adoption of the Policy Statement

Except as discussed below, attributions of assets, liabilities, revenue, expenses and cash flows to the Hughes Retail Group in periods prior to the adoption of the Policy Statement effective March 1, 2014 are substantially as described above.  However, because the Policy Statement was not effective, the attributed financial information for periods prior to March 1, 2014 do not reflect retrospective application of specific pricing terms in the Policy Statement, such as the monthly charge per subscriber or the cost-plus-fixed-margin pricing for equipment transfers.  In lieu of charges based on such specific terms, the attributed financial information for periods prior to March 1, 2014 reflect actual costs incurred for specifically identified items or are based on allocations of actual costs incurred for shared resources.  In addition, because no arrangement for interest-bearing inter-group receivables or payables existed prior to March 1, 2014, no such accounts or related interest are reflected in the attributed financial information for periods prior to March 1, 2014.  In such periods, EchoStar’s equity in the net assets of the Hughes Retail Group is presented as “Equity/Attributed net assets” and periodic changes in such equity are presented as “Inter-group equity contributions (distributions), net” within financing activities in the attributed statements of cash flows.  As a result of our use of different attribution methods for certain items in periods prior to March 1, 2014, the attributed financial position, results of operations and cash flows of the Groups are not directly comparable to the corresponding attributed financial information for periods after March 1, 2014.  Accordingly, the attributed financial information for periods prior to March 1, 2014 does not purport to present the attributed financial information that would have resulted if the Policy Statement had been adopted in such periods.

Note 3.         Property and Equipment

Property and equipment for the Hughes Retail Group consisted of the following:

	Depreciable
	Life	As of December 31,
	(In Years)	2015	2014
		(In thousands)
Customer rental equipment	2-4	$584,086	$482,934
Accumulated depreciation		(421,589)	(316,789)
Property and equipment, net		$162,497	$166,145

Depreciation expense associated with the Hughes Retail Group property and equipment, net of retirements, was $119.8 million, $110.8 million and $92.1 million for the years ended December 31, 2015, 2014 and 2013, respectively.

Note 4.         Goodwill and Other Intangible Assets

Goodwill

Goodwill is assigned to reporting units of our operating segments.  A portion of the Hughes segment goodwill was attributed to the Hughes Retail Group as if the Hughes Retail Group had been a separate reporting unit at June 8, 2011, the date EchoStar completed the acquisition of Hughes Communications, Inc.  Approximately $260.0 million of the $504.2 million Hughes segment goodwill was attributed to the Hughes Retail Group.

Other Intangible Assets

Other intangible assets for the Hughes Retail Group consisted of the following:

	As of December 31,
	2015			2014
		Accumulated	Carrying		Accumulated	Carrying
	Cost	Amortization	Amount	Cost	Amortization	Amount
	(In thousands)
Customer relationships	$145,100	$(129,660)	$15,440	$145,100	$(114,657)	$30,443
Technology-based	23,500	(17,951)	5,549	23,500	(14,035)	9,465
Trademark portfolio	13,620	(3,121)	10,499	13,620	(2,440)	11,180
Total other intangible assets	$182,220	$(150,732)	$31,488	$182,220	$(131,132)	$51,088

Customer relationships are amortized predominantly in relation to the expected contribution of cash flow to the business over the life of the intangible asset.  Other intangible assets are amortized on a straight-line basis over the periods the assets are expected to contribute to our cash flows.  For the years ended December 31, 2015, 2014 and 2013, amortization expense was $19.6 million, $24.2 million and $30.2 million, respectively.

Note 5.         Income Taxes

We establish a provision for income taxes currently payable or receivable and for income tax amounts deferred to future periods based upon a separate return allocation method which results in income tax expense that approximates the expense that would result if the Hughes Retail Group was a stand-alone entity.  Deferred tax assets and liabilities are recorded for the estimated future tax effects of differences that exist between the financial reporting carrying amount and tax bases of assets and liabilities.

Deferred tax assets are offset by valuation allowances when we determine it is more likely than not that such deferred tax assets will not be realized in the foreseeable future.

In accordance with the Policy Statement, all income tax obligations and benefits that arose prior to March 1, 2014, except for deferred income taxes related to differences between the financial reporting carrying amounts and tax bases of the Hughes Retail Group assets and liabilities, are attributable to the EchoStar Group.  Because no arrangements for inter-group settlement of income taxes existed prior to March 1, 2014, no inter-group receivables or payables were recognized for attributed income tax expenses or benefits related to operations for periods prior to March 1, 2014.

We have accounted for income taxes for the Hughes Retail Group in the accompanying attributed financial information in a manner similar to a stand-alone company.  To the extent this methodology differs from our tax sharing policy, differences have been reflected in the attributed net assets of the groups.

The components of the benefit (provision) for income taxes for the Hughes Retail Group are as follows:

	For the Years Ended December 31,
	2015	2014	2013
	(In thousands)
Current:
Federal	$(9,125)	$(13,788)	$(6,809)
State	(1,972)	(2,982)	(1,475)
Total current provision	(11,097)	(16,770)	(8,284)
Deferred:
Federal	21,372	27,954	9,550
State	2,790	3,652	1,250
Income tax benefit	24,162	31,606	10,800
Total income tax (provision) benefit, net	$13,065	$14,836	$2,516

The actual tax provisions for the Hughes Retail Group for the years ended December 31, 2015, 2014 and 2013 reconcile to the amounts computed by applying the statutory federal tax rate to income (loss) before income taxes as shown below:

	For the Years Ended December 31,
	2015	2014	2013
Statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal effect	4.6%	4.6%	4.6%
Total effective tax rate	39.6%	39.6%	39.6%

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities for the Hughes Retail Group are presented below:

	As of December 31,
	2015	2014
	(In thousands)
Deferred tax assets
Accrued expense	$5,875	$4,982
Deferred revenue	1,019	1,208
Depreciation and amortization	12,791	—
Total deferred assets	19,685	6,190
Deferred tax liabilities
Depreciation and amortization	—	(10,665)
Total deferred tax liabilities	—	(10,665)
Net deferred tax assets	$19,685	$(4,475)

Current portion of net deferred tax assets	$—	$4,982
Noncurrent portion of net deferred tax asset (liabilities)	19,685	(9,457)
Total net deferred tax liabilities	$19,685	$(4,475)

Note 6.         Equity/Attributed Net Assets

The reported amounts of equity/attributed net assets for the Hughes Retail Group and EchoStar Group represent the excess of attributed assets over attributed liabilities for the respective groups.  EchoStar Group equity includes the 20.0% retained economic interest of EchoStar common stockholders in the net assets of the Hughes Retail Group.

The Hughes Retail Group equity/attributed net assets consisted of attributed paid-in capital and accumulated earnings as follows:

	As of December 31,
	2015	2014
	(In thousands)
Attributed paid-in capital	$456,122	$456,122
Attributed accumulated earnings (deficit):
Periods prior to March 1, 2014	33,395	33,395
Periods beginning March 1, 2014	(43,819)	(23,886)
Total	(10,424)	9,509
Total equity/attributed net assets	$445,698	$465,631